September 17, 2019

Eric Mcphee

Jennifer Monick

Stacie Gorman

Jennifer Gowetski

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Q&K International Group Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted August 9, 2019
CIK No. 0001769256

Dear Mr. Mcphee, Ms. Monick, Ms. Gorman and Ms. Gowetski:

On behalf of our client, Q&K International Group Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 4, 2019 regarding the Company’s amendment No. 1 to draft Registration Statement on Form F-1 confidentially submitted to the SEC on August 9, 2019 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Securities and Exchange Commission

September 17, 2019

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included (i) its unaudited condensed consolidated financial statements as of June 30, 2019, and for the nine months ended June 30, 2018 and 2019, and (ii) other information and data to reflect recent developments.

Furthermore, the Company plans to publicly file the Registration Statement on or around September 30, 2019 and in accordance with the Jumpstart Our Business Startups Act and the Fixing America’s Surface Transportation Act, file an amendment to the Registration Statement to include the estimated price range and offering size and launch the road show no earlier than 15 days after the date thereof. The Company would appreciate the Staff’s prompt feedback to this submission.

Securities and Exchange Commission

September 17, 2019

Amendment No. 1 to Confidential Form F-1

Prospectus Summary, page 1

1.

We note your response to comment 1 of our letter and the revised disclosure that you typically pay the monthly interest on the rental installment loans and ‘provide guarantee or other form of credit enhancement.’ We further note the disclosure on page 19 that during 2018 substantially all of your leases were terminated during the rental period covered by the prepayment, including 34.4% terminated within the applicable lock-in period. Please revise to quantify the portion of your leases that were terminated during the rental period covered by the prepayment and clarify what you mean by ‘other form of credit enhancement.’ Please revise to state, if true, that you are responsible for the remainder of the loan payment if a renter terminates at any point during the prepayment period, describe any differences if the renter terminates during the lock-in period, clarify when the remainder payment is due to the financial institution and quantify the average security deposit.

In response to the Staff’s comments, the Company has revised the disclosure on pages 3, 20, 90, 132, 151 and 155 of the Revised Draft Registration Statement.

The Company advises the Staff that as described in more details on pages 3, 90, 132 and 151 of the Revised Draft Registration Statement, when its financial institution partners approve a rental installment loan, an amount covering up to 24 months’ rent (net of the discount for rental prepayment for lock-in period only) will be transferred to the Company’s account on behalf of the tenant. In other words, the Company receives the full amount of the lease term rental (net of the discount for rental prepayment for lock-in period only) upfront. During the term of a lease, a tenant makes monthly repayment of his rental installment loan to the financial institution in an amount equal to the monthly rental (net of the discount for rental prepayment for lock-in period only). When the lease is terminated, either by the Company or by the tenant, and either before or after the expiry of the applicable lock-in period, the Company shall return, in a lump sum, the outstanding portion of the rental installment loan. Such amount represents the rental for the remaining lease term (net of the discount for rental prepayment for lock-in period only) and is deposited into the tenant’s designated account at the financial institution partner within a prescribed period of time after the termination, ranging from 0 to 31 days, which will then be immediately deducted by the financial institution partner from such account.

The cooperation agreements with some of the Company’s financial institution partners require the Company to place security deposits with the financial institution partners, usually no more than 5% of the total outstanding loan balance. Nonetheless, the Company has maintained adequate cash in hand, and historically the Company’s security deposits with the financial institution partners have never been used to satisfy the Company’s payment obligations in relation to the rental installment loans.

Securities and Exchange Commission

September 17, 2019

2.

We note your response to comment 2 of our letter. Please tell us (i) the percentage of tenants that remain in their rental units through the end of their lock-in period and (ii) the percentage of tenants that remain in their rental units through the end of their lease term. You state on page 2 that tenants, on average, stay 8.5 months, and you further state that 34.4% of your leases were terminated before the expiration of the lock-in period in 2018. Please explain to us this potential discrepancy as 8.5 months appears to be significantly less than the lock-in period.

In response to the Staff’s comment on explaining the potential discrepancy between the average period tenants stayed in its rental units and the lock-in period in 2018, the Company respectfully submits that in reaching the 34.4%, which was the percentage of its leases with tenants that were terminated before the expiration of the applicable lock-in period in FY 2018 as previously set forth on pages 2, 19, 86, 105, 123 and 140 of the Draft Registration Statement, it used the following as the numerator: the number of leases terminated before expiration of applicable lock-in period in FY 2018, and the following as the denominator: the number of outstanding leases at the beginning of FY 2018 + the number of new leases entered into in FY 2018. In other words, all leases during the relevant period, whether or not they were terminated, were included in the denominator.

To facilitate readers’ reconciliation of the Company’s average lock-in period, termination rate, and tenants’ actual stay-in period, the Company believes that the number of leases that were not terminated during the relevant period should be excluded (in other words, only the terminated leases during the relevant period are considered in the analysis), and has recalculated the percentages and revised the disclosure on pages 2, 20, 89, 114 and 132 of the Revised Draft Registration Statement.

The Company submits that the average lock-in period for its leases terminated in 2018 was 12.9 months. As 46.3% of these leases were terminated before the expiration of the applicable lock-in period, the average stay-in period of the tenants of these leases, which was 8.5 months as disclosed on pages 2, 25, 89, 132 and 134 of the Revised Draft Registration Statement, was less than the average lock-in period of the same leases.

In response to the Staff’s comment on providing the percentage of tenants that remain in their rental units through the end of their lock-in period, the Company refers the Staff to its disclosure on pages 2, 20, 89, 114, 132 and 150 of the Revised Draft Registration Statement, which provides that in the nine months ended June 30, 2019, 47.3% of its terminated leases were terminated before the expiration of the applicable lock-in period. This means that 52.7% of the tenants of its terminated leases remained in the Company’s rental units through the end of the applicable lock-in period in the same period.

In response to the Staff’s comment on providing the percentage of tenants that remain in their rental units through the end of their lease term, the Company submits that in the nine months ended June 30, 2019, tenants of 5.1% of its leases remained in their rental units through the end of the contracted lease term.

Securities and Exchange Commission

September 17, 2019

3.

We note your disclosure on page 3 that rental payment of 63.1% of the rental units offered on our platform had been facilitated by financing solutions. Please clarify whether renters are ever obligated to enter into these rental installment loans in order to rent your units.

The Company respectfully submits that tenants are not obligated to enter into rental loans in order to rent our rental units. The Company has revised the disclosure on pages 3, 90 and 132 of the Revised Draft Registration Statement in response to the Staff’s comment.

Non-GAAP Financial Measure, page 14

4.

We have reviewed your response to comment 3. We continue to be unclear how you determined it was appropriate to adjust for pre-operation expenses, which appear to be normal, recurring cash operating expenses necessary to operate your business, when arriving at Adjusted EBITDA. Please revise future filings to remove this adjustment from your reconciliation. Refer to Question 100.01 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

In response to the Staff’s comment, the Company has revised the presentation of non-GAAP financial measures on pages 3, 14, 15, 86, 87, 90, 99, 100 and 133 of the Revised Draft Registration Statement to present EBITDA and adjusted EBITDA. Adjusted EBITDA further excludes from EBITDA the impacts of certain non-cash expenses, i.e., impairment loss, fair value change of contingent earn-out liabilities, share-based compensation, and non-cash GAAP straight-line lease cost. The non-cash GAAP straight-line lease cost represents the adjustment required under U.S. GAAP to recognize the impact of rent-free periods and lease cost escalation clauses on a straight-line basis over the terms of the Company’s leases with its landlords. Given the magnitude of non-cash GAAP straight-line lease cost on the periods presented in the Revised Draft Registration Statement, and in order to facilitate a reader’s ability to assess the impact of this adjustment, the Company excluded the impact of non-cash GAAP straight-line lease cost for adjusted EBITDA to analyze the core operation performance of its rental units in any given reporting period, so that a reader has full transparency relating to this significant adjustment. The non-cash GAAP straight-line lease cost nets to zero over the life of a lease.

Summary Operating Data, page 15

5.

We note your response to comment 4. We continue to be unclear how you determined that presenting gross rental value and rental spread margin before any discount for rental prepayments accurately represents the economics of your leasing transactions. Please revise your filing to present such metrics net of rental prepayment discounts.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 16, 88, 94 and 95 of the Revised Draft Registration Statement to separately present its gross rental value and rental spread margin both before and after any discount for rental prepayment to facilitate a reader’s ability to assess the impact of such discount.

As noted in its previous response to the Staff’s comment, the Company believes that it is meaningful to keep the presentation of gross rental value before discount of rental prepayment as (i) it facilitates comparison among rental operators, which may have different strategies on financing and use of rental discounts, (ii) it is the market rental price accepted by tenants regardless of whether the tenants make prepayments or not, and the discount effectively only exists as a result of the prepayment for the Company’s financing purposes, and (iii) the Company may also consider utilizing other methods instead of rental discount to incentivize rental prepayment in the future.

Securities and Exchange Commission

September 17, 2019

Risk Factors

Our legal right to lease certain rental apartments..., page 26

6.

We note your response to comment 12 of our letter and the revised disclosure that, according to your counsel, it is ‘extremely rare’ for a party to be fined for failure to register lease agreements. Please revise to remove this mitigating statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the Revised Draft Registration Statement.

Business, page 122

7.

We note your revised tabular disclosure regarding your leases with landlords assumes that landlords do not terminate the lease upon the expiry of the landlord lock-in period. Please revise to provide the percentage of your leases with landlords that are terminated upon the expiry of the landlord lock-in period.

In response to the Staff’s comment, the Company has revised the disclosure on page 144 of the Revised Draft Registration Statement.

8.

We note your disclosure on page 140 that 85.6% of your leases as of September 30, 2018 had a lock-in period that exceeds 12 months. Please revise to provide the average lock-in period for your leases. We further note the revised disclosure on page 140 that tenants of 21.5% of these leases are applying for a rental installment loan. Please revise to clarify whether tenants of 21.5% of all of your leases are applying for a rental installment loan and more specifically describe how the rental installment loan impacts the lock-in period of a lease.

In response to the Staff’s comment, the Company has revised the disclosure on page 150 of the Revised Draft Registration Statement. Other than as described on page 150 of the Revised Draft Registration Statement, the application or utilization of rental installment loans does not affect the length of the lock-in period of a lease.

The Company believes it is meaningful to keep the presentation of average monthly rental before any discount for rental prepayment for reasons set out in its response to the Staff’s comment 5 above.

9.

We note your response to comment 9 of our letter. We continue to believe that you should disclose the average effective rent per month taking into account tenant concessions. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 16, 88, 94 and 95 of the Revised Draft Registration Statement to separately present its average monthly rental both before and after any discount for rental prepayment to facilitate a reader’s ability to assess the impact of such discount.

Securities and Exchange Commission

September 17, 2019

Consolidated Financial Statements

9. Losses per share, page F-31

10.

We have reviewed your response to comment 19 and your disclosure in Note 7. Please tell us how you determined it was appropriate to reflect the de-recognition of the opening balance of Series C contingent earn-out liabilities of RMB44,856,000 as an adjustment to the numerator. Within your response, please address how you determined this adjustment has a continuing impact. Reference is made to Article 11 of Regulation S-X.

The Company agrees that it was not appropriate to reflect the de-recognition of the opening balance of Series C contingent earn-out liabilities as an adjustment to the numerator. The Company concludes that the adjustment for the fair value change of contingent earn-out liabilities during the year ended September 30, 2018 is appropriate in accordance with Article 11 of Regulation S-X as it has a continuing impact on the results of operations. In response to the Staff’s comment, the Company has revised the unaudited pro forma EPS on page F-32 of the Revised Draft Registration Statement to remove the adjustment for the gain from de-recognition of the opening balance of Series C contingent earn-out liabilities.

In addition, the Company respectfully submits that in connection with the previous response to the Staff’s comment 8 in the letter dated July 25, 2019, the financing arrangement with the rental service company also involves a slightly different model for leasehold improvements and furniture, fixtures and equipment held in certain existing apartments. The Company has provided additional disclosure in the Revised Draft Registration Statement on pages F-54 and F-55.

Securities and Exchange Commission

September 17, 2019

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, Guangjie Jin, the founder, chairman and chief executive officer of the Company, by phone at +86-21-6417-9625 or via e-mail at bill@qk365.com, or Jimmy Chen, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by phone at +86-21-6141-2172 or via email at jimmycchen@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,
CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Guangjie Jin, Founder, Chairman and Chief Executive Officer, Q&K International Group Limited

Chris K. H. Lin, Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Partner, Simpson Thacher & Bartlett LLP

Jimmy Chen, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP